Exhibit 99.1

56 Temperance Street
Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: +1 (416) 646-3825
Fax: +1 (416) 646-3828
www.gammongold.com

PRESS RELEASE

Gammon Gold Reports Second Quarter Financial Results and
Reports Positive Earnings Before Other Items with Improving Operations Reported from the Ocampo Mine

Toronto, August 10, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): announces its financial results for the three and six months ended June 30, 2010. All figures reported are in U.S. dollars unless otherwise indicated.

Second Quarter Key Highlights

  In the second quarter, the Company reported its eleventh consecutive quarter of positive operating cash flow. On a consolidated basis, the Company reported $15.7 million in operating cash flow, or $0.11 per share, including $19.5 million, or $0.14 per share, generated by the improving operations at the Ocampo mine.

  In the second quarter, the Company reported earnings before other items of $11.4 million, or $0.08 per share (net of a charge of $1.7 million, or $0.01 per share, in accrued severance charges associated with the El Cubo mine), as compared to $3.4 million, or $0.03 per share, in the same period in 2009, an $8.0 million, or $0.05 per share, improvement over the same period in 2009.

  The Company ended the quarter with cash of $102.7 million, an $80.8 million increase in cash on hand since June 30, 2009. As a result of the Company’s improved cash flow profile, the Company’s Balance Sheet has been significantly strengthened, which provides management with considerable flexibility in advancing additional business development plans.

  During the second quarter, the Ocampo mine produced 44,363 gold equivalent(*) ounces (24,963 gold ounces and 1,066,998 silver ounces).

  During the second quarter, cash costs at Ocampo were $430 per gold equivalent(*) ounce. Utilizing Ocampo’s silver revenues as a by-product cost credit, second quarter total cash costs were negative $33 per gold ounce sold.

Ocampo Operations Improving

  As reported on July 15, 2010, the Ocampo mine reported month-to-month improvements in most key operating metrics during the second quarter.

  During the first quarter a mill redundancy program was launched at Ocampo that is designed to help improve recoveries and ensure uninterrupted operations during periods of required maintenance. As part of the advancement of this program the seventh thickener was commissioned in early July and the sixth leach tank will be commissioned in August. Both items are key components of the Ocampo mill redundancy program and are critical to continued improvements in silver recovery efficiencies. The final components of this program are expected to be commissioned during the fourth quarter.

(*) Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

  Installation of an upgraded gear box at the Ocampo overland conveyor system, which is expected to eventually allow the conveyor system to reach the higher end of the targeted rate of between 10-12,000 tonnes per day, was completed in mid-July.

  154 workers and 30 key pieces of underground mining equipment from the El Cubo mine were redeployed to the Ocampo operation in early July and are currently focused on advancing development at the Ocampo underground. The positive impact from these additional resources was evident in July where underground development increased by 79% to 2,333 metres as compared to the first quarter monthly average of 1,301 metres.

Consolidated Production and Cash Costs

  As previously disclosed, the Company’s consolidated metal production in the quarter was negatively impacted by continued labour disruptions at the El Cubo mine that began on June 2, 2010. As a result of this disruption, there was negligible production reported from the El Cubo mine in June. Operations at El Cubo have been suspended indefinitely and the mine has been placed on care and maintenance.

  During the second quarter, the Company produced 52,506 gold equivalent(*) ounces (29,231 gold ounces and 1,280,201 silver ounces).

  During the second quarter, consolidated cash costs were $494 per gold equivalent(*) ounce. Utilizing silver revenues as a by-product cost credit, second quarter total cash costs were $70 per gold ounce sold.

Second Quarter Financial Update

  Revenues for the second quarter were $57.0 million as compared to $43.3 million in the same period in 2009. During the quarter the Company realized an average gold and silver price of $1,201 per ounce and $18.47 per ounce, respectively.

  As previously reported on August 6, 2010, during the quarter the Company recorded a $193.3 million non- cash goodwill and asset impairment charge related to the Company’s El Cubo mine. The Company conducted a long-lived asset impairment test following the indefinite suspension of operations on June 17, 2010 that resulted from continued labour disruptions by the unionized workforce and rising operating costs associated with the failure of the unionized workforce to achieve expected productivity levels. The remaining carrying value of El Cubo’s long-lived assets is $60.9 million. As a result of this impairment charge, the Company reported a net loss of $180.3 million, or $1.30 per share, as compared to a net loss of $6.8 million, or $0.05 per share in the same period in 2009.

Recent News

  On June 1, 2010 the Company acquired 5,000,000 units of Golden Queen pursuant to a non-brokered private placement. Each unit consists of one common share, one quarter of one share purchase warrant exercisable at CAD $1.75, and one quarter of one share purchase warrant exercisable at CAD $2.00 for a period of 18 months from the closing date of the transaction. The subscription price for the units is CAD $1.60 per unit for an aggregate purchase price of CAD $8,000,000. After giving effect to the private placement, Gammon Gold will hold approximately 5.3% of the issued and outstanding common shares (approximately 7.5% on a fully diluted basis) of Golden Queen.

  On June 17, 2010 the Company announced that due to continued labour disruptions at its El Cubo operation as well as the untenable financial demands made by the union workforce, it terminated 397 union workers as of June 16, 2010 and is in the process of filing criminal charges against seven union executives. Operations at the El Cubo mine have been suspended indefinitely.

(*) Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

  On June 18, 2010 the Company announced that it has executed a binding Letter of Intent that will give Gammon the option to acquire the 43,229 hectare block of mineral concessions called the Los Jarros Properties from Valdez Gold Inc. The Los Jarros land package is located directly north east of Ocampo and lies along the Ocampo-Pinos Altos belt. The Ocampo property covers approximately 11,262 hectares and the recent addition of option contracts on the Venus properties (4,491 hectares), and the Los Jarros properties (43,229 hectares), brings Gammon’s mineral holdings in this highly competitive camp to approximately 58,982 hectares.

  On June 30, 2010 the Company provided an update on its strategic exploration program. Positive results continue to be reported at both Ocampo and Guadalupe y Calvo where numerous high-grade drill intercepts have been identified at new discoveries during the quarter. At Ocampo multiple veins were discovered in the Molinas SW target area, that in addition to the excellent potential previously identified to the northeast in the San Amado district, and to the SE in the Aventurero and Rosario parts of the district, demonstrates that the underground mine is open to expansion to the northwest. The first holes from the drilling at the Guadalupe y Calvo project have discovered bonanza grade mineralization that indicates the potential for underground mining.

  On July 16, 2010 the Company acquired 4,706,000 units of Corex pursuant to a non-brokered private placement. Each unit consists of one common share and one half of one share purchase warrant exercisable at CAD $0.90 for a period of 24 months from the closing date of the transaction. The subscription price for the units is CAD $0.68 per unit for an aggregate purchase price of CAD $3,200,080. After giving effect to the private placement, Gammon will hold approximately 12% of the issued and outstanding shares (approximately 14% on a fully diluted basis) of Corex. Peter Drobeck, Senior VP of Explorations and Business Development for Gammon has been appointed to the Technical Advisory Board of Corex.

“We are encouraged by the positive progress we have made at Ocampo and Guadalupe y Calvo during the quarter. The Ocampo mine is reporting productivity improvements across all unit operations, and our exploration programs at both Ocampo and Guadalupe y Calvo have delivered some very encouraging results. With a view to the future, we have been able to leverage our strong cash position to advance our growth strategy through completing two strategic investments in quality companies as well as three option agreements that significantly strengthen our portfolio of properties in Mexico.” stated René Marion, President and Chief Executive Officer. He continued, “With the Ocampo mine running at, or near, targeted levels and the benefits we expect to realize from the additional El Cubo contractor personnel and equipment we have redeployed at Ocampo, we anticipate reporting strengthening performance throughout the second half of 2010.”

(*) Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

Results of Operations

(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	OCAMPO		EL CUBO		CONSOLIDATED
Three Months Ended	June 30/10	June 30/09	June 30/10	June 30/09	June 30/10	June 30/09
Gold ounces produced	24,963	28,035	4,268	3,080	29,231	31,115
Silver ounces produced	1,066,998	976,143	213,203	107,328	1,280,201	1,083,471
Gold equivalent ounces produced (Realized)(1)	41,362	42,495	7,593	4,628	48,955	47,123
Gold ounces sold	23,835	28,310	4,316	2,151	28,151	30,461
Silver ounces sold	1,036,246	1,023,511	221,437	92,556	1,257,683	1,116,067
Gold equivalent ounces sold (Realized)(1)	39,744	43,616	7,755	3,465	47,499	47,081
Total cash costs per gold equivalent ounce(2)	$461	$428	$885	$768	$531	$453
Total cash costs per gold ounce(2)	($33)	$164	$643	$648	$70	$198
Gold to Silver Ratio(3)	65	67	65	71	65	67
Realized Gold Price	$1,203	$922	$1,192	$891	$1,201	$920
Realized Silver Price	$18.47	$13.82	$18.47	$12.50	$18.47	$13.71
Gold equivalent ounces produced (55:1)(3)	44,363	45,783	8,143	5,031	52,506	50,814
Total cash costs per gold equivalent ounce (55:1)(2) (3)	$430	$398	$823	$694	$494	$420

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 23 of the 2010 Second Quarter Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	OCAMPO		EL CUBO		CONSOLIDATED
Six Months Ended	June 30/10	June 30/09	June 30/10	June 30/09	June 30/10	June 30/09
Gold ounces produced	46,818	56,391	10,844	11,553	57,662	67,944
Silver ounces produced	2,027,815	1,965,181	536,457	469,590	2,564,272	2,434,771
Gold equivalent ounces produced (Realized)(1)	77,908	84,492	19,108	18,111	97,016	102,603
Gold ounces sold	46,241	54,136	10,966	10,760	57,207	64,896
Silver ounces sold	2,056,450	1,925,569	540,891	462,252	2,597,341	2,387,821
Gold equivalent ounces sold (Realized)(1)	77,605	81,901	19,286	17,185	96,891	99,086
Total cash costs per gold equivalent ounce(2)	$460	$429	$814	$574	$530	$454
Total cash costs per gold ounce(2)	($14)	$179	$569	$366	$98	$210
Gold to Silver Ratio(3)	66	69	65	70	66	69
Realized Gold Price	$1,156	$919	$1,141	$889	$1,156	$913
Realized Silver Price	$17.63	$13.26	$17.57	$12.65	$17.63	$13.13
Gold equivalent ounces produced (55:1)(3)	83,688	92,121	20,596	20,091	104,284	112,213
Total cash costs per gold equivalent ounce (55:1)(2) (3)	$426	$394	$755	$515	$492	$415

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.footnote 1 already used
(2)	See the Non-GAAP Measures section on page 23 of the 2010 Second Quarter Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

The financial statements along with the Management’s Discussion and Analysis will be available on the Company’s website at www.gammongold.com or www.sedar.com.

The Company’s quarterly financial results for the three and sixth month period ended June 30, 2010 will be released before the market opens on Tuesday, August 10, 2010. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Tuesday, August 10, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Second Quarter 2010 Conference Call

Conference Call Access:

  Toll Free: 1-888-231-8191

When the Operator answers please ask to be placed into the Gammon Gold Second Quarter 2010 Results Conference Call.

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight August 17, 2010 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833     Passcode: 84971221
  North America Toll Free: 1-800-642-1687          Passcode: 84971221

Second Quarter 2010 Webcast

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3131700

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3131700 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. Since 2008, the Company has significantly increased its land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416- 646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the carrying value of El Cubo, its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, the duration of the suspension of operations at El Cubo and our ability to reopen such operations, the financial and operating effects of the suspension of operations at El Cubo, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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